Exhibit 99.1

Healthscope Pty Ltd

(formerly Healthscope Limited) and its controlled entities

CONSOLIDATED

FINANCIAL REPORT

For the year ended 30 June 2018

Healthscope Pty Ltd

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2018

		2018
	Note	$'m
Continuing operations
Revenue	2	2,340.8
Employee benefits expense	2	(1,071.2)
Medical and consumable supplies		(289.7)
Prosthetics expenses		(302.1)
Occupancy costs		(72.0)
Service costs		(229.9)
Other income and expense items	2	(107.2)
Depreciation and amortisation	11, 12	(110.0)
Net finance costs	2	(50.8)

Profit before income tax		107.9
Income tax expense	3	(32.1)

Profit for the year from continuing operations		75.8

Discontinued operations
Net profit / (loss) for the year from discontinued operations	20	13.6

NET PROFIT FOR THE YEAR		89.4

Other comprehensive income, net of income tax

Items that may be reclassified subsequently to profit or loss
Exchanges differences arising on translation of foreign operations		(7.5)
Gain on cash flow hedges taken directly to equity		9.3
Income tax expense relating to other comprehensive income		(4.1)

Other comprehensive income for the year, net of tax		(2.3)

Total comprehensive income for the year		87.1

Earnings per share
From continuing and discontinued operations
Basic (cents per share)	5	5.2
Diluted (cents per share)	5	5.1

From continuing operations
Basic (cents per share)	5	4.4
Diluted (cents per share)	5	4.3

The above statement should be read in conjunction with the accompanying notes.

Healthscope Pty Ltd

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

FOR THE YEAR ENDED 30 JUNE 2018

			2018
	Note		$'m
CURRENT ASSETS
Cash and cash equivalents	10	(a)	156.8
Trade and other receivables	4		543.0
Consumable supplies at cost			52.9
Prepayments			15.8
Assets classified as held for sale	13		136.9
TOTAL CURRENT ASSETS			905.4

NON-CURRENT ASSETS
Other financial assets			8.2
Other receivables	4		-
Investments in joint ventures			1.2
Property, plant and equipment	11		2,235.9
Goodwill and other intangibles	12		1,642.2
Deferred tax assets	3		77.6
TOTAL NON-CURRENT ASSETS			3,965.1

TOTAL ASSETS			4,870.5

CURRENT LIABILITIES
Trade and other payables	4		236.7
Current tax liabilities	3		15.3
Borrowings	8		690.4
Derivative financial instruments	9		5.7
Other financial liabilities			3.9
Provisions	16		141.2
Liabilities directly associated with assets classified as held for sale	13		22.1
TOTAL CURRENT LIABILITIES			1,115.3

NON-CURRENT LIABILITIES
Borrowings	8		1,224.9
Derivative financial instruments	9		22.0
Other payables	4		22.5
Deferred tax liabilities	3		49.6
Provisions	16		90.6
TOTAL NON-CURRENT LIABILITIES			1,409.6

TOTAL LIABILITIES			2,524.9

NET ASSETS			2,345.6

EQUITY
Issued capital	7		2,713.4
Reserves			(247.5)
Accumulated losses			(120.3)
TOTAL EQUITY			2,345.6

The above statement should be read in conjunction with the accompanying notes.

Healthscope Pty Ltd

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2018

			2018
	Note		$'m
Continuing and Discontinued Operations

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			2,436.6
Payments to suppliers and employees			(2,068.7)
Cash generated from operations			367.9
Interest received			3.1
Interest and costs of finance paid			(53.8)
Income tax paid			(15.4)
Other income and expense items			(18.4)
Net cash provided by operating activities	10	(b)	283.4

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment			0.8
Proceeds from disposal of operations			55.4
Payments for property, plant and equipment			(79.2)
Brownfield developments			(157.7)
Northern Beaches facility development			(154.4)
Payments for operating rights			-
Net payments for business combinations			(0.2)
Net cash used in investing activities			(335.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend reinvested though Dividend Reinvestment Plan			5.2
Proceeds from project finance (Northern Beaches)			113.2
Net proceeds from receivables securitisation			20.0
Finance leasing			(5.2)
Dividends paid			(116.4)
Facility fees paid			(0.4)
Net cash provided by financing activities	8		16.4

Net decrease in cash and cash equivalents			(35.5)

Cash and cash equivalents at the beginning of the year			195.9
Cash and cash equivalents transferred to assets classified as held for sale	10	(a)	(3.7)
Effects of exchange rate changes on the balance of cash held in foreign currencies			0.1
Cash and cash equivalents at the end of the year	10	(a)	156.8

The above statement should be read in conjunction with the accompanying notes.

Healthscope Pty Ltd

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2018

	Issued capital	Accumulated losses	Group reorganisation reserve	Foreign currency translation reserve	Hedge reserve	Equity settled employee benefits reserve	Total equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Opening balance at 1 July 2017	2,708.2	(93.3)	(282.2)	40.3	(12.3)	7.0	2,367.7
Profit for the year	-	89.4	-	-	-	-	89.4
Other comprehensive income / (loss) for the year net of tax	-	-	-	(7.5)	5.2	-	(2.3)
Total comprehensive income / (loss) for the year	-	89.4	-	(7.5)	5.2	-	87.1
New shares issued	5.2	-	-	-	-	-	5.2
Recognition of share based payments	-	-	-	-	-	2.0	2.0
Dividends paid	-	(116.4)	-	-	-	-	(116.4)
Closing balance at 30 June 2018	2,713.4	(120.3)	(282.2)	32.8	(7.1)	9.0	2,345.6

The above statement should be read in conjunction with the accompanying notes.

Group reorganisation reserve

The Group reorganisation reserve initially arose through a series of “common control” transactions related to a Group reorganisation following the acquisition of the Healthscope business by funds advised and managed by TPG (TPG FOF VI SPV, LP.) and Carlyle (Carlyle HSP Partners, LP.) on 12 October 2010.

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different from the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Group’s net investment in a foreign subsidiary.

Hedge reserve (cash flow hedging)

This reserve comprises the cumulative net change in the fair value of the effective portion of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Share based payment reserve

The share based payment reserve relates to performance rights granted by the Group to its employees. Further information about share based payments is set out in Note 19.

Key accounting policies

Foreign operations

The assets and liabilities of the Group’s foreign operations are translated at applicable exchange rates at 30 June. Income and expense items are translated at the average exchange rates for the period. Foreign exchange gains and losses arising on translation are recognised in the foreign currency translation reserve (FCTR).

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of transaction. Foreign currency monetary items at 30 June are translated at the exchange rate existing at reporting date. Exchange differences are recognised in profit or loss in the period in which they arise.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

TABLE OF CONTENTS

General information and basis of preparation	7

Financial performance

1.	Segment information	9
2.	Revenue and expenses	10
3.	Income taxes	13
4.	Trade and other assets and liabilities	15

Shareholder returns

5.	Earnings per shares	17
6.	Dividends	18

Capital structure

7.	Issued capital	18
8.	Borrowings and other financial liabilities	19
9.	Derivative financial instruments	22
10.	Notes to the consolidated statement of cash flows	24

Capital investment

11.	Property, plant and equipment	25
12.	Intangibles	26
13.	Assets classified as held for sale	28
14.	Commitments	29

Risk management

15.	Contingent liabilities	29
16.	Provisions	30
17.	Financial instruments	32
18.	Fair value measurement	35

Other

19.	Share based payments	36
20.	Discontinued operations	38
21.	Key management personnel compensation and related parties	38
22.	Events subsequent to reporting date	39
23.	Entities within the consolidated group	41

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

GENERAL INFORMATION AND BASIS OF PREPARATION

General Information

Healthscope Pty Ltd (formerly Healthscope Limited) (the “Company”) and its controlled entities (together referred to as the “Group”) is incorporated and domiciled in Australia with trading operations in Australia, New Zealand and South East Asia. The group was a public company listed on the Australian Securities Exchange (trading under the code ‘HSO’) until the Group was acquired by ANZ Hospital Pty Ltd under a scheme of arrangement on 6 June 2019 and subsequently delisted from Australia Securities Exchange on 11 June 2019. The Group has subsequently divested its South East Asia operations and is in the process of divesting its New Zealand operations (refer to Note 22 for details).

The principal place of business of the Group is:

Level 1

312 St Kilda Road

Melbourne VIC 3004

Tel: (03) 9926 7500

The principal activities of the Group during the financial year ended 30 June 2018 were the provision of healthcare services through the ownership and management of hospitals and the provision of pathology diagnostic services. The company is a for-profit entity.

Basis of preparation and consolidation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) relevant to such financial statements. The consolidated financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Current Report on Form F-3 and on Form 6-K of Brookfield Business Partners L.P.

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and assets held for sale that are measured at revalued amounts or fair values.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The financial results and financial position of the Group are expressed in Australian dollars, which is the presentation currency and the functional currency for the consolidated financial statements.

The consolidated financial statements were authorised for issue by the Directors on 11 December 2020.

Subsidiaries

Subsidiaries are those entities that are controlled by the Group. The financial results and financial position of the subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

A list of the Group’s subsidiaries in included in Note 23.

Joint ventures

A joint venture is an arrangement where the parties have right to the net assets of the venture.

Investments in joint ventures are accounted for using the equity method. They are initially recognised at cost, and subsequent to initial recognition, the consolidated financial statements include Group’s share of the profit or loss and other comprehensive income of the investees.

The Group has a 50% ownership interest in the following joint venture entities:

•	Mount Hospital Cath Labs Pty. Ltd.; and
•	Mount Hospital Cardiology Services Pty. Ltd.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

Working capital position

The working capital position of the Group as at 30 June 2018 reflects a net current liability position of $209.9 million. The factors that contribute to the net current liability position include:

•	The project finance debt of $690.0 million related to the development of Northern Beaches Hospital has been re-classified as current (refer to Note 8 for further information); and

•	The NSW Government Receivable of $376.5 million in relation to Northern Beaches Hospital has been re-classified as current (refer to Note 4 for further information).

Upon successful commissioning of Northern Beaches Hospital which occurred in October 2018, the project finance debt has been repaid via the receipt of the NSW Government Receivable and the drawdown of an established corporate debt facility.

Excluding the impact of the above project finance debt and related receivable, the working capital is calculated to a net current asset position of $103.6 million.

The Group has continued to generate cash flows from operating activities, after servicing debt costs of $283.4 million

The parent entity of the Group, ANZ Hospitals Pty Ltd (“ANZ Hospitals”), has access to external funding from its syndicated facility. On 6 June 2019, ANZ Hospitals entered into a Syndicated Facility Agreement for a combined facility amount totalling $2,150 million. The total drawn balance at 30 September 2020 was $1,902 million. Facility A is amortised over 5 years and Facilities B, C and D are repayable five years from inception of the Agreement. If needed, ANZ Hospitals can draw down additional funds from its working capital financing facility which forms part of the combined facility amount to support the Group. At 30 September 2020, $130 million was available under the revolving working capital facilities.

The Directors continually monitor the Group’s working capital position including forecast working capital requirements in light of Group’s existing debt facilities and available cash reserves and are satisfied that the Group will be able to pay its debt as and when they fall due for a period of 12 months from the date of this financial report.

On 30 July 2018, Healthscope entered into an agreement to divest Asian Pathology operations for $279.0 million. The net cash proceeds of the sale of Asian Pathology operations was used to pay down debt and fund Healthscope’s future capital investments and growth.

Rounding of amounts

The financial statements are rounded off to the nearest hundred thousand dollars, unless otherwise stated.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 1: SEGMENT INFORMATION

On 30 July 2018, Healthscope announced that it has entered into an agreement to sell its Asian Pathology operations. The transaction was completed on 17 August 2018. As a result of the sale of Asian Pathology operations and the completed divestment of Medical Centres, the reportable segments were reclassified to reflect the continuing business.

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of Healthscope Pty Ltd that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. Under IFRS 8, the reportable segments of Healthscope Pty Ltd are as follows:

•	Hospitals Australia - the management and provision of surgical and non-surgical private hospitals; and
•	Pathology New Zealand - the provision of pathology services in New Zealand.

Continuing Operations
	Segment revenue	Segment Operating EBIT (i)
	2018	2018
	$'m	$'m
Hospitals Australia	2,100.6	251.2
Pathology New Zealand	240.2	46.7
Total all segments	2,340.8	297.9
Corporate		(32.0)
Total all segments after Corporate		265.9
Other income and expense items (Note 2)		(107.2)
Finance costs (Note 2)		(50.8)
Profit before income tax		107.9
Income tax expense (Note 3)		(32.1)
Net profit from continuing operations		75.8

Discontinued Operations

	Segment revenue	Segment Operating EBIT (i)
	2018	2018
	$'m	$'m
Asian Pathology (ii)	67.0	15.7
Medical Centres	13.2	0.5
Total all segments	80.2	16.2
Other income and expense items		1.0
Finance costs		(0.2)
Gain / (Loss) before income tax		17.0
Income tax expense		(3.4)
Gain / (Loss) from discontinued operations		13.6
Net profit from continuing & discontinued operations		89.4

(i)	Segment Operating EBIT represents the profit earned by each segment without the allocation of central administrative costs, investment revenue, finance costs, income tax expense and other items of income and expenses.

(ii)	Previously reported within the “Other” segment. Asian Pathology is principally engaged in the provision of pathology services in Malaysia, Singapore and Vietnam.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 1: SEGMENT INFORMATION (continued)

Other segment information

	Hospitals Australia	Pathology New Zealand	Corporate	Total Continuing operations	Discontinued operations	Total
	$'m	$'m	$'m	$'m	$'m	$'m
2018
Total assets	4,465.3	263.9	20.1	4,749.3	121.2	4,870.5
Total liabilities	(2,455.7)	(47.1)	-	(2,502.8)	(22.1)	(2,524.9)

NOTE 2: REVENUE AND EXPENSES

An analysis of revenue and expenses from continuing operations is presented below:
		2018
	Note	$'m
REVENUE
Continuing operations
Revenue from rendering services		2,269.2
Rental revenue		30.7
Management fees		33.1
Other revenue		7.8
Total revenue		2,340.8

EXPENSES
Continuing operations
Finance Income
Bank deposits		3.0
Finance Expenses
Interest on bank overdrafts and loans		(80.6)
Interest capitalised on qualifying assets (i)		29.3
Amortisation of facility fees		(1.7)
Interest on obligations under finance leases]		(0.8)
Unwinding of discount on provisions		-
		(53.8)
Net finance costs		(50.8)

Employee benefits expense
Superannuation contributions		(74.6)
Termination benefits		(0.7)
Other employee benefits		(993.9)
Share based payments expense	19	(2.0)
Total employment benefits expense		(1,071.2)

Minimum lease payments for operating leases		33.0

(i)	The weighted average capitalisation rate on funds borrowed is 5.01% p.a.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 2: REVENUE AND EXPENSES (continued)

		2018
	Note	$'m
EXPENSES (continued)
Continuing operations
Other income and expense items
Restructure and other costs (i)		5.0
Loss relating to appointment of liquidators for a supplier group (ii)		0.2
Hospital commissioning costs (iii)		1.6
Hospital closure costs (iv)		19.1
Impairment of hospital assets (v)		5.8
Onerous leases and related costs (vi)		62.5
Bid assessment costs (vii)		13.0
Total other income and expense items		107.2

(i)	Restructure and other costs primarily relate to redundancies as a result of restructure within the Hospital Division.

(ii)	Represents write-off in relation to deposit paid to an insolvent supplier for the maintenance contract of theatre equipment. The prior year expense relates to costs written off in relation to stock in transit and deposits paid for the purchase of theatre equipment from a supplier group which entered into liquidation. These costs have not been recovered.

(iii)	The current year costs primarily relate to costs incurred in relation to pre-opening of the Northern Beaches Hospital and commissioning of the completed brownfield projects at Brisbane Private Hospital and Sunnybank Private Hospital. The prior year expense relates to the commissioning of Holmesglen Private Hospital.

(iv)	Hospital closure costs relate to the costs incurred directly in relation to the closure of Geelong Private Hospital and Cotham Private Hospital. These costs include write-downs, redundancies and other costs directly attributable to the closure of these hospitals.

(v)	The current year expense relates to impairment of leasehold improvements and fittings held by the Frankston Private Hospital. The prior year expense relates to impairment of plant and equipment held by the Geelong Private Hospital.

(vi)	The Group recognised certain property lease contracts as having contractual obligations greater than the economic benefits expected to be received under the contracts. The current year expense relates to recognition of onerous lease provisions for Frankston Private Hospital property leases.

(vii)	The current year expense relates to the financial advisory fees for the assessment of unsolicited and conditional acquisition proposals.

Key accounting policies

Revenue

Revenue is measured at the fair value of the consideration received or receivable by the Group.

Rendering of services: Revenue from patients is recognised on the date the services are provided to the patient.

Rental income: Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

Management fees: Revenue received from managing hospitals on behalf of Adelaide Community Healthcare Alliance (“ACHA”) is recognised in accordance with the relevant agreement.

Operating lease rental expense

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred. Under the terms of an operating lease, the Group does not assume the risks and benefits associated with ownership of the leased asset.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 2: REVENUE AND EXPENSES (continued)

Standards in issue but not yet effective

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is effective for the years commencing 1 July 2018. The standard requires revenue to be recognised on satisfaction of the performance obligations specified under contracts.

The Group will adopt IFRS 15 from 1 July 2018 which will have no material impact on the financial statements.

Hospital services

The Group’s performance obligations to patients relate to surgical and non-surgical services provided. The performance obligations are satisfied over a short term (period from admission of the patient to discharge) and the revenue is based on a schedule of rates, which are contractually agreed with funding bodies (per procedure or per day of stay) depending on the type of service provided. Revenue from the provision of services to patients is finalised on completion of medical coding on patient discharge. At period end management accrue revenue for patients who are yet to be discharged from the hospital, based on services provided to the patient at reporting date. There will be no material impact to the revenue recognition on adoption of IFRS 15.

Pathology services

In relation to the provision of pathology services in New Zealand, Healthscope have contracts with the New Zealand District Health Boards (“DHBs”) to provide Pathology and laboratory testing services in New Zealand. Under these contracts, Healthscope is required to provide Pathology and laboratory testing services to eligible patients and the contract is for a fixed fee over the service period. The performance obligation is satisfied over the contract term, and as a result, the revenue will be recognised on a straight-line basis over the contract term. There will be no material impact to the revenue recognition on adoption of IFRS 15.

In respect of pathology operations in Malaysia and Singapore, each pathology service provided to a patient represents a performance obligation. Accordingly, revenue will be recognised for each of these performance obligations upon the provision of results to the doctor or patient. The timing of revenue recognition for each performance obligation will be in line with current practice.

Hospital management services

Healthscope derives a management fee for the provision of day-to-day management of three private hospitals on behalf of Adelaide Community Healthcare Alliance Incorporated (ACHA). The performance obligations are satisfied over a short-term period (monthly). The revenue recognised is based on the achievement of key performance indicators of the hospitals, which are measured against contractual criteria. There will be no material impact to the revenue recognition on adoption of IFRS 15.

IFRS 16 Leases

IFRS 16 is effective for the years commencing 1 July 2019 with early adoption permitted. The standard requires operating leases to be recognised on balance sheet.

The Group will early adopt IFRS 16 on 6 June 2019 which will have a significant impact on the financial statements.

Recognition and Measurement

Prior to the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Group recognised operating lease expense on a straight-line basis over the lease term, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. In respect of operating leases, the Group recognised right-of-use assets and lease liabilities (except for short term leases and leases of low-value assets) of hospitals in Australia and pathology laboratories in New Zealand. The nature of expenses related to those leases changed because the Group recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities. In addition, the Group no longer recognise provisions for operating leases that it assesses to be onerous. Instead, the Group will include the payments due under the lease in its lease liability.

The right-of-use assets were recognised based on the amount equal to the lease liabilities less any existing onerous leases provisions. Lease liabilities were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate (IBR) at the date of initial application.

Impact of adoption of IFRS 16

The Group applied IFRS 16 using the cumulative catch up approach. Therefore a right-of-use asset was recognised at the date of initial application in respect of leases previously classified as operating leases.

Set out below, are the assets and liabilities which will be recognised on transition at 6 June 2019:

6 June 2019 $'m
Lease liabilities on adoption of IFRS 16	201.5
Derecognition of provision for onerous leases	(65.8)
Right of use assets on adoption of IFRS 16	135.7

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 3: INCOME TAXES

Income tax recognised in the profit or loss
2018
$'m
Income tax expense from continuing and discontinued operations
Current tax expense	(30.0)
Deferred tax benefit expense relating to the origination and reversal of temporary differences	(4.7)
Other adjustments recognised in the current year	(0.8)
Total income tax expense	(35.5)

Income tax expense from continuing and discontinued operations
Tax expense from continuing operations	(32.1)
Tax expense from discontinued operations	(3.4)
Total income tax expense	(35.5)

The income tax expense for the year from continuing operations can be reconciled to the accounting profit before tax as follows:

Income tax recognised in the income statement

Profit before income tax for continuing and discontinued operations
Continuing operations	107.9
Discontinued operations	17.0
124.9

Income tax calculated at 30%	(37.5)

Increase in income tax expense due to:
Effect of expenses that are not deductible in determining taxable profit	(1.9)
Decrease in income tax expense due to:
Effect of tax rate in foreign jurisdictions	2.3
Effect of non-assessable income	1.1
Adjustments recognised in the current year in relation to the current tax of prior years	0.3
Adjustments recognised in the current year in relation to the deferred tax of prior years	-
Other adjustments recognised in the current year	0.2
Income tax expense	(35.5)

Deferred tax
Arising from income and expenses recognised in other comprehensive income:
Fair value re-measurement of cash flow hedges	(4.1)
Current tax liabilities
Income tax payable:
Australia	9.1
New Zealand	6.2
Asian Pathology	1.9
Transferred to liabilities directly associated with assets classified as held for sale	(1.9)
15.3

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 3: INCOME TAXES (continued)

Deferred tax balances	Opening Balance	Charged to Income	Charged to Other Comprehensive Income	Charged to Equity	Transferred to Assets classified as held for sale	Closing Balance
	$'m	$'m	$'m	$'m	$'m	$'m
2018
Gross Deferred Tax Liabilities
Property, plant and equipment	30.0	2.4	-	-	(0.4)	32.0
Intangibles	11.5	(0.8)	-	-	-	10.7
Inventories	14.5	(0.1)	-	-	-	14.4
Other	0.2	-	-	-	(0.2)	-
Derivative financial instruments	(7.0)	(0.9)	0.4	-	-	(7.5)
	49.2	0.6	0.4	-	(0.6)	49.6
2018
Gross Deferred Tax Assets
Provisions	43.4	22.5	-	-	(0.1)	65.8
Accruals	6.3	3.2	-	-	(0.2)	9.3
Borrowing costs	0.1	(0.1)	-	-	-	-
Transaction costs	8.3	(3.3)	-	-	-	5.0
Borrowings (arising from hedge accounting)	(5.0)	-	(1.2)	-	-	(6.2)
Tax losses	27.5	(27.5)	-	-	-	-
Derivative financial instruments	3.3	-	(2.5)	-	-	0.8
Other	2.2	1.1	-	-	(0.4)	2.9
	86.1	(4.1)	(3.7)	-	(0.7)	77.6

2018
$m
The following deferred tax assets have not been brought to account as assets:

Tax losses - capital	44.6

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 3: INCOME TAXES (continued)

Key accounting policies

Income tax expense

Income tax expense comprises current tax (amounts payable within 12 months) and deferred tax (amounts payable or receivable after 12 months). Tax expense is recognised in the profit or loss, unless it relates to items that have been recognised in equity (as part of comprehensive income). In this instance, the related tax expense is also recognised in equity.

Current tax

Current tax is the expected tax payable on the taxable income for the year. It is calculated using tax rates applicable at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax

Deferred tax is recognised for all taxable temporary differences and is calculated based on the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the assets can be utilised.

Tax consolidation

Except for the entities disclosed in footnote 1 in Note 23 to the Financial Statements, the Company and its wholly-owned Australian resident entities have formed a tax consolidated group. As a result it is taxed as a single entity. The head entity of the tax consolidated group is Healthscope Limited.

A tax Sharing Agreement and Tax Funding Agreement were entered into on 6 June 2019. Healthscope Australian resident entities, with the exception of certain entities relating to Northern Beaches Hospital, joined a new tax consolidated group on 6 June 2019 resulting in the transfer of $76.5 million of tax losses (gross) and $141.2 million of capital losses to the new tax head entity ANZ Hospitals Topco Pty Ltd.

Critical accounting judgements

Current tax liabilities

An Australian Tax Office (ATO) audit is ongoing in respect of various matters that relate to the pre-public offering (IPO) period of Healthscope Limited (October 2010 to July 2014), and Healthscope’s utilisation in the post-IPO period of tax losses. All information requested to date as part of the audit has been submitted to the ATO by Healthscope.

The Group is regularly subject to information requests and audit activities by the ATO. The outcome of these reviews depends upon several factors which may result in further tax payments or refunds of tax payments already made to the Group. Provisions for potential further payments will be recognised if a present obligation in relation to a taxation liability is assessed as probable and can be reliably estimated and measured.

NOTE 4: TRADE AND OTHER ASSETS AND LIABILITIES

2018
$'m
Trade and other receivables
CURRENT
Accrued revenue	96.6
Trade receivables	68.2
Provision for doubtful debts	(0.8)
164.0
Receivable from NSW State Government (i)	376.5
Goods and services tax recoverable	2.5
Other	-
543.0

NON-CURRENT
Receivable from NSW State Government (i)	-

(i)	The receivable is due upon completion of the NSW government review process following the commissioning of Northern Beaches Hospital which occurred in October 2018 and was settled in full. The receivable has been reclassified as a current asset as at 30 June 2018.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 4: TRADE AND OTHER ASSETS AND LIABILITIES (continued)

2018
$'m
Age of trade receivables that are past due but not impaired
30 - 60 days	3.6
60 - 90 days	2.0
90 - 120 days	1.5
120 - 150 days	1.9
150 - 180 days +	5.3
Total	14.3

The average credit period for the provision of services is 28 days.

As at 30 June 2018, $132.1 million of trade receivables were sold under the Receivables Securitisation Program. The proceeds from the sale were used for working capital purposes.

2018
$'m
Trade and other payables
CURRENT
Trade creditors	117.4
Sundry creditors and accruals	64.2
Labour accruals	44.2
Capital accruals	10.9
236.7
NON-CURRENT
Rent received in advance (i)	22.5

(i)	Rent primarily represents rent received in advance in relation to the operating leases of certain hospital car parks and consulting suites.

The average credit period on purchases of goods is 30 days. No interest is charged on trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit time-frame.

Key accounting policies

Trade and other receivables

Trade and other receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial measurement they are measured at amortised cost less any provisions for expected impairment losses or actual impairment losses. Credit losses and recoveries of items previously written off are recognised in the profit or loss.

Trade and other payables

Trade and other payables are stated at cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year, which are unpaid at the reporting date.

Goods and services tax

Revenues, expenses, assets and liabilities (other than receivables and payables) are recognised net of the amount of goods and services tax (GST). The only exception is where the amount of GST incurred is not recoverable from the relevant taxation authorities. In these circumstances, the GST is recognised as part of the cost of asset or as part of the item of expenditure.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 5: EARNINGS PER SHARE
2018
Basic earnings per share (cents per share)
From continuing operations	4.4
From discontinued operations	0.8
Total basic earnings per share	5.2

Diluted earnings per share (cents per share)
From continuing operations	4.3
From discontinued operations	0.8
Total diluted earnings per share	5.1

(a) Reconciliation of earnings used in calculating earnings per share	2018
$'m
Basic and diluted earnings per share
Profit / (Loss) for the year attributable to owners of the Company
- from continuing operations	75.8
- from discontinuing operations	13.6
89.4

Refer to below for further information on calculation of earnings per share:

(b) Weighted average number of shares used in calculating earnings per share	2018
Number
'm
Weighted average number of ordinary shares used in calculating basic earnings per share	1,738.1

Adjustments for calculation of diluted earnings per share:
- Long Term Incentive Performance rights	4.3
- Short Term Incentive Performance rights	2.4

Weighted average number of ordinary shares and potential ordinary shares used as denominator in calculating diluted earnings per share	1,744.8

(c)   Information concerning the classification of securities

Performance rights and share rights granted to participants are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The performance rights and share rights have not been included in the determination of basic earnings per share.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 6: DIVIDENDS

	2018
	Cents per share	$'m
Fully paid ordinary shares

Interim dividend	3.2	55.7
Final dividend	3.5	60.9

On 21 August 2018, the Directors resolved to pay a dividend of 3.5 cents per share to the holders of fully paid, ordinary shares in respect of the financial year ended 30 June 2018, to be paid to shareholders on 28 September 2018. This dividend has not been included as a liability in these consolidated financial statements. The total estimated dividend to be paid is $60.9 million.

Key accounting policies

Dividends

The financial effect of the dividend is recognised in the reporting period in which the dividends are paid.

NOTE 7: ISSUED CAPITAL

	Number	Share capital
	of shares	$'m
Balance at 1 July 2017	1,736,039,914	2,708.2

New shares issued	3,663,372	5.2

Balance at 30 June 2018	1,739,703,286	2,713.4

Ordinary shares

Ordinary shares issued are classified as equity and are fully paid, have no par value and carry one vote per share and the right to dividends. Incremental costs directly attributable to the issue of new shares are recognised as a deduction from equity, net of any related income tax benefit.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 8: BORROWINGS AND OTHER FINANCIAL LIABILITIES

2018
$'m
CURRENT
Secured - at amortised cost
Finance lease liabilities	2.0
Project finance (i)	690.0
Capitalised facility costs	(1.6)
690.4
NON-CURRENT
Unsecured - at amortised cost
Bank loans (iii)	850.0
Capitalised facility costs	(2.4)
847.6
US Private Placement (ii) (iii)	374.3
Capitalised facility costs	(2.5)
371.8
Secured - at amortised cost
Finance lease liabilities	5.5

Project finance (i)	-
Capitalised facility costs	-
-
1,224.9

(i)	The project finance debt is related to the development of Northern Beaches Hospital. Upon successful commissioning of Northern Beaches Hospital, the Group repaid the project finance debt using proceeds from the settlement of NSW Government Receivable and the drawdown of an existing corporate debt facility. As a result, the project finance debt has been reclassified to current borrowings as at 30 June 2018.

(ii)	During the current financial year, there were no repayments of the principal. The movement in this balance relates to foreign exchange translation and fair value adjustments arising from the application of hedge accounting.

(iii)	The syndicated debt facility and US Private Placement were repaid at Brookfield acquisition date 6 June 2019 by ANZ Hospitals Pty Ltd (the parent of the Company) on behalf of Healthscope Finance Pty Ltd (a subsidiary of the Company).

Key accounting policies

Borrowings

Borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortised cost using the effective interest method, with interest recognised on an effective yield basis. However, where an effective fair value hedge is in place, borrowings are carried at amortised cost adjusted for the change in fair value of the related interest rate hedge, which is recognised in profit or loss.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant year. Refer to Note 18 for further details of measuring fair value of interest-bearing loans and borrowings.

Borrowing costs

Borrowing costs include interest on borrowings and the amortisation of premiums relating to borrowings. Borrowing costs are expensed as incurred, unless they relate to qualifying assets. Where such costs relate to qualifying assets, the borrowing costs are capitalised and depreciated over the asset’s expected useful life.

Finance leases

Under the terms of a finance lease, the Group assumes most of the risks and benefits associated with ownership of the leased asset. Assets subject to finance leases are measured at the present value of the minimum lease payments. The leased asset is amortised on a straight-line basis over the period that benefits are expected to flow from its use. A corresponding liability is established for the lease payments. Each lease payment is allocated between finance charges and reduction of the liability.

Interest income

Interest income from a financial asset is recognised when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 8: BORROWINGS AND OTHER FINANCIAL LIABILITIES (continued)

		2018
		Drawn	Unused	Total
FINANCE FACILITIES	Notes	$'m	$'m	$'m
DENOMINATED IN AUD
Bank loans - Syndicated debt facility	(i)	850.0	300.0	1,150.0

- Facility A1		155.0	-	155.0
- Facility A2		195.0	-	195.0
- Facility A3		500.0	-	500.0
- Facility B		-	300.0	300.0

Project finance	(ii)	690.0	-	690.0
Bank overdraft credit facility		-	5.0	5.0

Receivables securitisation facility	(iii)	132.1	7.9	140.0

DENOMINATED IN USD
US Private Placement (USD)	(iv)	300.0	-	300.0

Summary of borrowing arrangements

(i)	Syndicated debt facility

Facility	Maturity date
- Facility A1	October 2019
- Facility A2	October 2019
- Facility A3	October 2020
- Facility B	October 2019

The unsecured syndicated facility was put in place on 1 July 2014 for an initial 3-year term. The facility was amended on 30 October 2015 to increase the limit by $155.0 million through additional tranches of varying maturities of up to 5 years.

The syndicated facility is subject to financial undertakings as to gearing and interest cover.

As at 30 June 2018 the Group has complied with the above financial covenants and forecast to be able to continually comply with these financial covenants during the course of the 2019 financial year.

The syndicated debt facility was fully repaid at Brookfield acquisition date 6 June 2019 by ANZ Hospitals Pty Ltd (the parent of the Company) on behalf of Healthscope Finance Pty Ltd (a subsidiary of the Company).

(ii)	Project finance

Project finance relates to:

-	Northern Beaches Private Hospital development: 5-year limited recourse syndicated construction facility totalling $690.0 million. This facility is secured against entities of the Group which are not obligors of the syndicated facility. Interest has been fixed via the use of a designated Interest Rate Swap (further details of which are set out in Note 9). The Group fully repaid the project finance debt in 2019 using proceeds from the settlement of NSW Government Receivable and the drawdown of an existing corporate debt facility

(iii)	Receivables securitisation

Under the terms of the receivables securitisation facility, the Group has de-recognised $132.1 million of eligible receivables and used the proceeds for working capital purposes. This facility was renewed during the financial year. The facility now has a maturity date of 28 July 2019. The facility was renewed in 2019 with maturity date of 28 July 2022 and has a maximum cash advance available of $165.0 million.

(iv)	US Private Placement

On 23 March 2016, Healthscope entered into a commitment to issue US$300 million of US Private Placement notes, which were settled on 24 May 2016. The US Private Placement comprises a single tranche of notes with a 10 year tenor, maturing on 26 May 2026. The notes were issued in US dollars at a fixed coupon. The notes were converted back to Australian dollar principal and floating interest rate via a Cross Currency Interest Rate Swap (further details of which are set out in Note 9).

The US Private Placement is carried at amortised cost translated at spot rate as at 30 June 2018, adjusted for changes in the fair value of the related interest rate hedge.

The principal drawn is US$300.0 million which translates to AU$405.1 million at spot rate as at 30 June 2018. The difference to the carrying amount of $371.8 million represents the fair value adjustment arising from the application of hedge accounting.

The US Private placement was fully repaid at Brookfield acquisition date 6 June 2019 by ANZ Hospitals Pty Ltd (the parent of the Company) on behalf of Healthscope Finance Pty Ltd (a subsidiary of the Company).

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 8: BORROWINGS AND OTHER FINANCIAL LIABILITIES (continued)

Reconciliation of movements in liabilities arising from financing activities to net financing cash flows

	Opening	Cash	Fair value	Foreign	Other	Closing
	balance	flows	adjustments	exchange	movements	balance
	$'m	$'m	$'m	$'m	$'m	$'m
CURRENT
2018
Bank loans	850.0	-	-	-	-	850.0
US Private Placement	378.4	-	(19.1)	15.0	-	374.3
Project Finance	576.9	113.1	-	-	-	690.0
Finance lease liabilities	12.5	(5.2)	-	-	0.2	7.5
Facility costs	(11.6)	(0.4)	-	-	5.5	(6.5)
Total liabilities from financing activities	1,806.2	107.5	(19.1)	15.0	5.7	1,915.3
Dividend reinvested though Dividend Reinvestment Plan		5.2
Dividends paid		(116.4)
Net repayment of receivables securitisation		20.0
Net financing cash flows		16.3

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 9: DERIVATIVE FINANCIAL INSTRUMENTS

2018
$'m
DERIVATIVE FINANCIAL LIABILITIES
CURRENT LIABILITIES
Interest rate swaps	2.8
Cross currency interest rate swaps	2.9
5.7
NON-CURRENT LIABILITIES
Interest rate swaps	-
Cross currency interest rate swaps	22.0
22.0

Cross currency interest rate swaps

The cross currency interest rate swap has been used to convert the US Private Placement from US dollars at a fixed coupon, to Australian dollars at floating rate. In effect, Healthscope will pay floating rate on AUD$395.1 million of principal over the term of the arrangement.

The cross currency interest rate swap is stated at fair value and has been designated into a series of hedge relationships with the US Private Placement (refer to Note 8).

Changes in the fair value of the US Private Placement and Cross Currency Interest Rate Swap attributable to:

-	Interest rate movements: Are recognised in profit or loss (fair value hedge relationship).
-	Currency and credit margin movements: Are recognised in equity (cash flow hedge relationship).

Interest rate swap contracts

The interest rate swaps have been used to fix the interest exposure associated with the project finance facility for the Northern Beaches Private Hospital development which has a floating interest rate. In effect, Healthscope will pay fixed rate on amounts drawn under the Project Finance facility in accordance with a stepped draw down profile.

The interest rate swaps are stated at fair value and have been designated into a hedge relationship with the project finance facility (refer to Note 8).

To the extent the hedge relationship is “highly effective”, changes in the fair value of the interest rate swap are recognised in equity. Amounts recognised in equity are reclassified into the statement of profit or loss when interest on the project finance facility is recognised in the statement of profit or loss. Ineffectiveness is immediately recognised in the statement of profit or loss.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 9: DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Key accounting policies

Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at cost, and subsequently are stated at fair value. The method of recognising any remeasurement gain or loss depends on the nature of the item being hedged.

For the purposes of hedge accounting, hedges are classified as either cash flow or fair value hedges. On entering into a hedging relationship, the Group formally designates and documents details of the hedge, risk management objective and strategy for entering into the arrangement. The Group applies hedge accounting to hedge relationships that are “highly effective”.

•	Cash flow hedges are used to hedge exposure to variability in cash flows attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

Hedge effectiveness is measured by comparing the change in the fair value of the hedged item and the hedging instrument. Any difference represents ineffectiveness. The effective portion of any gain or loss on the hedging instrument is recognised directly in equity, with any ineffective portion recognised in the statement of profit or loss. For hedged items relating to financial assets or liabilities, amounts recognised in equity are reclassified into the statement of profit or loss when the hedged transaction affects the statement of profit or loss (i.e. when interest income or expense is recognised).

When a hedging instrument expires or is sold, terminated or exercised, or the designation of the hedge relationship is revoked but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above when the transaction occurs.

If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the statement of profit or loss.

•	Fair value hedges are used to hedge the variability of changes in the fair value of a recognised asset or liability or an unrecognised firm commitment. Any gain or loss on the derivative is recognised directly in the statement of profit or loss.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 10: NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Reconciliation of cash and cash equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the statement of cash flows are reconciled to the related items in the consolidated statement of financial position as follows:

2018
$'m
Cash and cash equivalents	89.2
Restricted cash(i)	71.3
160.5

Transferred to assets held for sale	(3.7)
Total cash and cash equivalents	156.8

(i)	Restricted cash can only be applied towards the development of Northern Beaches Hospital which is subject to separate funding arrangements.

2018
$'m
(b) Reconciliation of net profit for the year to net cash flows from operating activities
Continuing and Discontinued Operations
Profit for the year	89.4

Non-cash flows in operating profit
- Depreciation and amortisation	115.6
- Income tax expense recognised in profit or loss	35.5
- Impairment of goodwill associated to the Medical Centres business	-
- Finance costs recognised in profit or loss	54.0
- Share of profit of associates and joint ventures	(2.4)
- Equity settled share based payments	2.0
- Other income and expense items	95.5
- Change in fair value of derivative financial instruments	(3.0)
- Gain on sale of assets	(0.8)
385.8
Changes in assets and liabilities
- Increase in receivables and other assets	(18.4)
- Increase in prepayments	(1.3)
- (Increase) / Decrease in consumable supplies at cost	(0.1)
- Increase to trade and other payables	19.7
- (Decrease) / Increase to provisions	(17.8)
367.9
Cash generated by operating activities
Interest received	3.1
Interest paid	(53.8)
Other income and expense items	(18.4)
Income taxes paid	(15.4)
Net cash generated by operating activities	283.4

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 11: PROPERTY, PLANT AND EQUIPMENT

Movements in carrying amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current and previous financial year:

	Freehold Land	Buildings	Leasehold Improvements	Plant & Equipment	Leased Plant & Equipment	Capital Work in Progress	Total
	$m	$m	$m	$m	$m	$m	$m
2018
Balance at 1 July 2017	257.2	947.0	151.6	333.5	11.7	376.0	2,077.0
Additions	19.2	124.6	2.7	71.5	8.4	77.3	303.7
Transfers	-	(0.6)	0.5	0.1	-	-	0.0
Depreciation - Continuing operations	-	(29.5)	(5.9)	(67.7)	(2.0)	-	(105.1)
Depreciation - Discontinued operations	-	-	(0.3)	(0.9)	(3.4)	-	(4.6)
Impairment of assets	-	-	-	(5.0)	-	-	(5.0)
Net disposals	-	(0.5)	-	(0.6)	-	-	(1.1)
Reclassified to assets held for sale	(8.2)	(7.2)	(0.8)	(2.9)	(8.9)	(0.1)	(28.1)
Effect of foreign currency exchange differences	-	(0.1)	(0.6)	(0.5)	0.3	-	(0.9)
Balance at 30 June 2018	268.2	1,033.7	147.2	327.5	6.1	453.2	2,235.9

The Directors believe that the carrying value of property, plant and equipment will be fully recovered through future use and subsequent disposal.

Key accounting policies

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses. Subsequent costs are included in the asset’s carrying amount, or recognised as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

The carrying amounts of assets are reviewed to determine if there is any indication of impairment. If any such indication exists, these assets’ recoverable amounts are estimated and, if required, an impairment is recognised in the income statement. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

Borrowing costs in relation to the funding of qualifying assets are capitalised and included in the cost of asset. Qualifying assets are assets that take more than 12 months to get ready for their intended use or sale. Where funds are borrowed, generally, a weighted average interest rate is used for the capitalisation of the interest.

Capital work in progress

Assets in the course of construction are carried at cost, less any recognised impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group’s accounting policy.

Depreciation

Property, plant and equipment, other than freehold land, are depreciated on a straight-line basis. Freehold land is not depreciated. Depreciation rates are calculated to spread the cost of asset (less any residual value), over its estimated useful life. Residual value is the estimated value of the asset at the end of its useful life.

The ranges of depreciation rates used for each class of depreciable assets are:

Buildings	2% to 5%
Plant & equipment	5% to 50%
Leasehold improvements	2% to 100%
Leased assets	4% to 20%

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 12: GOODWILL AND OTHER INTANGIBLES
	Goodwill	Contract Management Rights	Operating Rights	Contract Development Costs	Total
	$'m	$'m	$'m	$'m	$'m
2018
Balance at 1 July 2017	1,689.3	38.4	-	11.4	1,739.1
Additions	-	-		-	-
Disposals	-	-		-	-
Amortisation - Continuing operations	-	(2.6)	-	(2.3)	(4.9)
Amortisation - Discontinued operations	-	-	-	-	-
Impairment of goodwill	(0.8)	-	-	-	(0.8)
Reclassified to held for sale	(84.5)	-	-	-	(84.5)
Effect of foreign currency exchange differences	(6.3)	-	-	(0.4)	(6.7)
Balance as 30 June 2018	1,597.7	35.8	-	8.7	1,642.2

Allocation of goodwill

For impairment testing purposes, the Group identifies its cash generating units (CGUs), which is the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or other groups of assets.

The gross carrying amount of goodwill allocated to the Group’s CGUs or group of CGUs are provided below:

	Hospitals	Pathology
	Australia	New Zealand (i)	Total
	$'m	$'m	$'m
Goodwill
2018	1,426.5	171.2	1,597.7

(i)	Movement relates to the foreign exchange difference arising from the translation of goodwill from its local currency to the Group’s presentation currency.

Key accounting policies

Goodwill

Goodwill on acquisition is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or circumstances indicate that they might be impaired.

Contract management rights

Contract management rights acquired by the Group have finite lives. They are stated at cost less accumulated amortisation.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

For intangible assets with finite lives, amortisation is recognised in the profit or loss on a straight-line basis over their estimated useful life. The estimated useful lives of intangible assets in this category are as follows:

Contract management rights	3 to 30 years
Contract development costs	5 to 12 years
Operating rights	3 to 6 years

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 12: GOODWILL AND OTHER INTANGIBLES (continued)

Impairment of goodwill

The Healthscope Group performs an impairment assessment when there is an indication or trigger of a possible impairment of its non-current assets. In addition, at least annually, the Healthscope Group performs an impairment review of goodwill and indefinite life intangible assets, regardless of whether an impairment indicator has been identified. The annual review of goodwill and indefinite life intangible assets was performed at 30 June 2018.

Impairment indicators

The results of the annual impairment test performed by management concluded that all continuing CGU’s had sufficient head room as at 30 June 2018 and that no impairment was required.

Assets held for sale are measured at the lower of carrying value and fair value less costs to sell hence they have been excluded from the annual impairment assessment.

Refer to note 13 for further details.

Impairment testing approach

Impairment testing compares the carrying value of a CGU with its recoverable amount based on the higher of its value in use (present value of future cash flows) or fair value less costs to sell (net selling price).

The Group has prepared value-in-use models for the purpose of impairment testing of continuing CGUs as at 30 June 2018, using five year discounted cash flow models. Cash flows beyond the five year period are extrapolated using a terminal value growth rate. The Group’s impairment testing resulted in no impairment at 30 June 2018.

Assumptions

The assumptions used for determining the recoverable amount of each CGU are based on past experience and expectations for the future. Cash flow projections are based on management’s forecasts. These forecasts require management estimates to determine income, expenses, working capital movements, capital expenditure, and cash flows for each CGU. The projected cash flows for each individual CGU are discounted using an appropriate discount rate and terminal growth rate unique to each CGU.

The following assumptions were used in determining the recoverable amount of each cash generation unit based on value in use as at 30 June 2018.

•	2018/2019 Board approved profit and loss and cash flow budgets for each cash-generating unit;

•	Inherent growth factors consistent with current performance for each CGU;

	Hospitals Australia	Pathology New Zealand
2018	2.5 – 3.5%	3.0 – 4.0%

•	Prevailing market based pre-tax discount rates for the Group’s CGUs are as follows:

Hospitals 9.3% and Pathology New Zealand 10.2%.

•	Cash flow projections covering a five-year period and terminal value; and

•	Terminal growth factors have been set at:

Hospitals 2.5% and Pathology New Zealand 2.5%

Critical accounting judgements

The Group is required to make significant estimates and judgements in determining whether the carrying amount of its assets and / or CGUs has any indication of impairment, in particular in relation to:

•	key assumptions used in forecasting future cash flows;

•	discount rates applied to those cash flows; and

•	the expected long term growth in cash flows.

Such estimates and judgements are subject to change as a result of changing economic and operational conditions. Actual cash flows may therefore differ from forecasts and could result in changes in the recognition of impairment charges in future periods.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 13: ASSETS CLASSIFIED AS HELD FOR SALE

Asian Pathology

As at 30 June 2018, Healthscope was in the process of selling its pathology operations in Asia, otherwise referred to as the Asian Pathology business. As a result, the Asian Pathology business has been classified as ‘held for sale’ and presented as a ‘discontinued operation’.

On 30 July 2018, Healthscope announced that it has entered into an agreement to sell its Asian Pathology operations in Singapore, Malaysia and Vietnam for $279.0 million (on a cash-free and debt-free basis, subject to customary completion adjustments) to entities controlled by funds which are managed by TPG Capital Asia, the Asia investment platform within the global alternative asset firm, TPG.

The sale was completed on 17 August 2018. The fair value less costs to sell of the business unit was higher than the aggregate carrying amount of the related assets and liabilities. Therefore, no impairment charge was recognised on reclassification of the asset and liabilities as held for sale as at 30 June 2018. A net gain of $166.9 million was recorded on 17 August 2018.

Other

Healthscope has commenced a sale process for land and buildings relating to two of its hospitals, Como Private Hospital (“Como”) and Cotham Private Hospital (“Cotham”). As a result, the freehold property held by Como and Cotham has been classified as ‘held for sale’. The sale of Cotham was completed on 7 December 2018 and Como was completed on 11 February 2020.

2018
$'m
Carrying value of net assets classified as held for sale	114.8
Impairment loss on re-measurement to fair value less costs to sell	-
Fair value of net assets classified as held for sale	114.8

Freehold property - land and buildings	15.2
Receivables	17.8
Inventories	1.7
Property, plant and equipment	12.9
Intangibles (net of impairment)	84.5
Cash and bank balances	3.7
Deferred tax assets	0.7
Other assets	0.4
Assets held for sale	136.9

Payables	(10.1)
Current tax liabilities	(1.9)
Deferred tax liabilities	(0.6)
Other liabilities	(0.5)
Borrowings	(9.0)
Liabilities associated with assets held for sale	(22.1)

The fair value of net assets classified as held for sale have been disclosed in the statement of financial position as follows:

Current assets	136.9
Current liabilities	(22.1)
114.8

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 14: COMMITMENTS

(a) Capital expenditure commitments

2018
$'m
Capital expenditure committed but not provided for and payable:
- Not longer than 1 year	148.6
- Longer than 1 year but no longer than 5 years	2.4
- Longer than 5 years	-
151.0

The capital commitments relate to the development of the Northern Beaches Hospital and various brownfield developments.

(b)   Operating lease commitments

2018
$'m
Non-cancellable operating leases contracted for but not capitalised:
Payable:
- Not later than 1 year (i)	32.7
- Later than 1 year but no later than 5 years (i)	108.7
- Later than 5 years (i)	361.8
503.2

(i)	The comparatives include the Asian Pathology business, however the current year figures exclude them due to the sale of the Asian Pathology operations.

Operating leases relate to properties leased by the Group with lease terms between 1 and 30 years. All operating leases contain market review clauses in the event that the lessee exercises its option to renew.

NOTE 15: CONTINGENT LIABILITIES

2018
$'m
Estimates of material amounts of contingent liabilities not provided for:

Bank guarantees to various Workcover authorities	16.2

Bank guarantee in respect of Northern Beaches development	161.8

Bank guarantees in respect of property leases	10.0

The Directors are of the opinion that no additional provisions are required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 16: PROVISIONS

2018
$'m
CURRENT
Employee benefits (i)	113.0
Medical malpractice insurance (ii)	6.5
Onerous lease contracts (iii)	4.8
Other	16.9
141.2
NON-CURRENT
Employee benefits	21.5
Onerous lease contracts (iii)	69.1
90.6

Movement of provision for onerous lease contracts:

2018
$'m
Opening balance as at 1 July 2017	11.5
Additional provisions recognised	64.7
Reduction arising from payments / other sacrificed of future economic benefits	(2.3)
Reduction resulting from remeasurement or settlement without cost	-
Closing balance as at 30 June 2018	73.9

Summary of provisions

(i)	The current provision for employee entitlements is calculated using probability models of employees reaching vesting dates. The calculations are based on pattern of leave taken and are grossed up for future pay rates, discounted to present value at appropriate discount rates.

(ii)	The provision for medical malpractice insurance represents the present value of the estimated future outflow of economic benefits that may be required to be made to meet malpractice claims made against the Group.

(iii)	The provision for onerous lease contracts represents the present value of the future lease payments that the Group is presently obligated to make under non-cancellable onerous operating lease contracts, less revenue expected to be earned on the lease including estimated future sub-lease revenue, where applicable. The increase in provision is due to the recognition of onerous lease provision for Frankston Private Hospital property leases. Refer to Note 2 for further details.

Key accounting policies

Provisions

Provisions are measured at management’s estimate of the expenditure required to settle the obligation. This estimate is based on “present value” calculation, which involves the application of a discount rate to the expected future cash flows associated with settlement.

Employee entitlements

Provisions are made for liabilities to employees for annual leave, long service leave and other employee entitlements. Where the payment to employees is expected to take place in 12 months’ time or later, a present value calculation is performed. In this instance, the corporate bond rate is used to discount the liability to its present value.

Onerous lease contracts

An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 16: PROVISIONS (continued)

Critical accounting judgements

Employee entitlements

Management judgement is applied in determining the following key assumptions used in the calculation of long service leave at balance date:

•	Future increases in wages and salaries;
•	Future on-cost rates;
•	Experience of employee departures and year of service; and
•	Appropriate discount rate to reflect long term liabilities at present value.

Medical Malpractice Insurance

During the year, management performed the regular review of the medical malpractice insurance claims provision across the Group, which is included in the consolidated statement of financial position as at 30 June 2018 at $6.5 million. The provision represents the present value of the estimated future outflow of economic benefits that may be required to be made to meet malpractice claims made against the Group. The following key assumptions are used in determining the provision:

•	Appropriate discount rate; and
•	Forecast and review of plaintiff’s claim.

Onerous lease contracts

The onerous lease contract provision has been derived on the basis of the most recent assessment of the likely net unavoidable cost to the end of the contract term. Management have considered the future costs of the contract which can be determined with a high degree of accuracy. However, the future economic benefits expected to be received are based on forecasts. Management consider the liability to be the best estimate of the net unavoidable costs as at 30 June 2018.

The following key assumptions are used in determining the provision related to onerous lease contracts:

•	Appropriate discount rate to reflect the long term liabilities at present value; and
•	Ability to sub-lease the premises subject to onerous lease contract.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 17: FINANCIAL INSTRUMENTS

Capital management

The Group’s objectives when managing capital are to ensure the Group continues as a going concern while providing optimal returns to shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Management reviews the capital structure of the Group on a regular basis. As part of this review, the cost of capital and the risks associated with each class of capital is considered. The Group is not subject to any regulatory capital requirements.

The gearing ratio at year-end was as follows:
2018
$'m
Borrowings - current	690.4
Borrowings - non-current	1,224.9
1,915.3
Add back:
USPP - Fair value adjustment associated with hedge accounting	30.8
Capitalised facility costs	6.5
Debt (i)	1,952.6

Cash and cash equivalents	(156.8)
Net debt	1,795.8

Equity (ii)	2,345.6

Net debt + equity	4,141.4

Net debt / (Net debt + equity)	43.4%

(i)	Debt is defined as long and short-term borrowings (excluding derivatives, fair value adjustments associated with hedge accounting and capitalised facility costs), as detailed in Note 8.

(ii)	Equity includes all capital and reserves of the Group that are managed as capital.

Risk management

The Group’s principal financial instruments, other than derivatives, comprise cash, short term deposits, and interest bearing liabilities. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group also has various other financial assets and liabilities which arise directly from its operations.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities, principally interest rate swaps and cross currency swaps. The Group does not hold or issue derivative financial instruments for trading purposes.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk, these are discussed below.

(a) Interest rate risk

The Group has a policy of managing exposure to interest rate fluctuations by the use of fixed rate debt and interest rate swaps. Further details regarding the Group’s approach to managing interest rate risk are discussed in Note 9.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

With all other variables held constant, a 1% increase in interest rates would reduce profit after tax by $12.1 million reflecting the impact of higher interest rates on variable rate debt. A 1% decrease in interest rates would result in a corresponding $12.1 million increase in profit after tax.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 17: FINANCIAL INSTRUMENTS (continued)

(b) Foreign currency risk

The Group’s primary currency exposure is to US dollars as a result of issuing US Private Placement debt. In order to hedge this exposure, the Group has entered into cross currency swaps to fix the exchange rate on the USD debt until maturity. The Group agrees to pay a fixed USD amount in exchange for an agreed AUD amount with swap counterparties, and to re-exchange this again at maturity. These swaps are designated to hedge the principal and interest obligations of the US private placement debt.

(c) Credit risk

The Group’s credit risk arises in relation to cash and cash equivalents, receivables, financial liabilities and liabilities under financial guarantees.

Credit risk on financial assets which have been recognised on the balance sheet, is the carrying amount less any allowance for non-recovery. The Group actively manages this exposure by dealing only with counterparties with good credit standing and not having any significant credit risk with any single counterparty.

Credit risk associated with financial liabilities arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure in respect of derivative contracts is detailed in the liquidity risk table below.

Credit risk includes liabilities under financial guarantees. For financial guarantee contract liabilities, the fair value at initial recognition is determined using a probability weighted discounted cash flow approach. The fair value of financial guarantee contract liabilities has been assessed as nil, as the possibility of an outflow occurring is considered remote. Details of the financial guarantee contracts at balance date are outlined below:

Guarantees and indemnities

Entities in the Group are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 17: FINANCIAL INSTRUMENTS (continued)

(d) Liquidity risk

Liquidity risk arises from the financial liabilities of the Group and the Group’s subsequent ability to meet its obligations to repay its financial liabilities as and when they fall due.

The contractual undiscounted cash flows, including principal and estimated interest payments, of non-derivative financial instruments and derivative financial instruments in existence at year end are as follows:

	Weighted average effective interest rate	Less than 1 year	1-5 years	5+ years	Total
	%	$'m	$'m	$'m	$'m
2018
Non-derivative financial instruments
Trade creditors and accrued expenses		236.7	-	-	236.7
Variable interest rate instruments	3.80%	304.5	1,024.7	-	1,329.2
Fixed interest rate instruments	4.60%	16.4	82.1	436.8	535.3
Finance lease liability	4.22%	2.0	5.2	0.3	7.5
Financial guarantees		156.9	29.6	1.5	188.0

Derivative financial instruments
Interest rate swaps		2.4	-	-	2.4
Cross currency swaps		2.1	10.3	4.1	16.5
		721.0	1,151.9	442.7	2,315.6

For variable interest rate instruments, the amount disclosed is determined by reference to the interest rate at the last repricing date. For foreign currency receipts and payments, the amount disclosed is determined by reference to the USD/AUD rate at balance date.

Key accounting policies

Standards in issue but not yet effective

IFRS 9 Financial Instruments

IFRS 9 is effective for the years commencing 1 July 2018. The standard makes changes to the classification and measurement of financial instruments, introduces a new “expected credit loss”. The Group will adopt IFRS 9 from 1 July 2018 which will have no material impact on the financial statements.

Classification and Measurement

IFRS 9 changed the classification of complex financial instruments, calculation of impairment losses of financial assets, and hedge accounting. The Group is required to assess which business models apply to the financial instruments held by the Group and classify them into the appropriate IFRS 9 categories.

On the adoption of IFRS 9, the Group will classify financial assets and liabilities as subsequently measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There will be no changes in the measurement of the Group financial instruments.

Impairment

IFRS 9 requires an expected credit loss model to be applied to determine the allowance for trade receivables. The Group has no history of material credit losses and the group’s trade receivable balance is made up of Australian Healthfund Providers and Government organisations, as a result of the adoption to IFRS 9 there will be no material impact on the financial statements.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 18: FAIR VALUE MEASUREMENT

The financial instruments included on the Consolidated Statement of Financial Position are measured at either fair value or amortised cost. The measurement of this fair value may in some cases be subjective and may depend on the inputs used in the calculations.

The Group generally uses external valuations based on market inputs or market values. The different valuation methods are called ‘hierarchies’ and are described below.

•	Level 1: calculated using quoted prices in active markets.
•	Level 2: estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
•	Level 3: estimated using inputs for the asset or liability that are not based on observable market data.

All financial instruments recognised on the Consolidated Statement of Financial position are recognised at amounts that represent a reasonable approximation of fair value, with the exception of the following borrowings:

	2018
	Carrying amount	Fair value
Borrowings	$'m	$'m
US Private Placement (AUD)	371.8	397.8

The fair values of the Group’s financial instruments are estimated as follows:

Borrowings

Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at balance date, in combination with restatement to foreign exchange rates at balance date (level 2 in fair value hierarchy).

Derivative financial instruments

Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at balance date (level 2 in fair value hierarchy). Refer to Note 9 for further details.

Promissory note

Healthscope is a party to a promissory note receivable in connection with the sale of the Australian Pathology business. The balance is presented as non-current other financial assets in the Consolidated Statement of Financial Position.

The fair value of promissory note is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty from market based information (level 3 in fair value hierarchy).

There were no transfers between Level 1 and Level 2 during the year.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 19: SHARE BASED PAYMENTS

The Group has an ownership based remuneration strategy which provides certain senior management (including Senior Executives) with the opportunity to receive equity instruments as a component of their short and / or long term remuneration.

Performance Rights

As at 8 August 2018, Healthscope had 9,044,547 Performance Rights on issue which were granted to 46 holders.

Long Term Incentive Plan (LTI Plan) – LTI Performance Rights

Healthscope has a Long Term Incentive Plan (LTI Plan) which is available to Senior Executives. In accordance with the provisions of the LTI Plan, Senior Executives may become entitled to LTI Performance Rights, which entitle the holder to acquire one ordinary share in Healthscope on satisfaction of LTI performance conditions.

The LTI Performance Rights are granted at no cost to the participants as they form part of their remuneration.

The dilutive effect, if any, of outstanding LTI Performance Rights is reflected in the computation of diluted earnings per share.

EIP Performance Rights

To ensure continuity of knowledge and health sector expertise across the senior executive team, Healthscope has granted performance rights to certain senior executives subject to two and three year service conditions and the terms of the EIP. Further details relating to these rights are disclosed in the table below.

Deferred Short Term Incentives (Deferred STI) – STI Performance Rights

In 2016, Healthscope introduced a deferred equity component for senior management (including Senior Executives) entitled to STI reward. This new component results in between 30-50% of any relevant STI award being granted as STI Performance Rights. The STI Performance Rights entitle the holder to acquire one ordinary share in Healthscope at the completion of a two year deferral period, subject to continued employment. There are no further performance measures.

STI Performance Rights are granted at no cost and no payment is required to be made in order for the STI Performance Rights to vest and for participants to receive shares. Any STI Performance Rights that do not vest will automatically lapse.

The actual number of STI Performance Rights related to 2018 was estimated based on the share price of the Company as at 30 June 2018 ($2.21), 1,398,715 STI Performance Rights would be issued.

The actual number of STI Performance Rights issued to senior management in relation to FY18 will be reported to shareholders in the Company’s 2018 Financial Report.

Performance Rights held at the end of the year:

Performance right series	Number of rights	Grant date	Vesting date	Expiry date	Exercise price	Fair value at grant date
LTI October 2015	1,084,542	30/10/2015	30/06/2018	30/06/2018	-	$2.18
LTI November 2015	697,925	24/11/2015	30/06/2018	30/06/2018	-	$2.31
LTI October 2016	1,537,642	21/10/2016	30/06/2019	30/06/2019	-	$1.84
STI October 2016	426,037	27/10/2016	30/06/2018	30/06/2018	-	$3.04
STI October 2016	401,687	27/10/2016	30/06/2018	30/06/2018	-	$3.04
EIP May 2017	444,836	15/05/2017	15/05/2019	15/05/2019	-	$2.02
EIP May 2017	355,872	15/05/2017	15/05/2019	15/05/2019	-	$1.95
STI October 2017	299,067	31/10/2017	30/06/2019	30/06/2019	-	$1.76
STI October 2017	367,269	27/10/2017	30/06/2019	30/06/2019	-	$1.76
LTI October 2017	1,090,910	19/10/2017	30/06/2020	30/06/2020	-	$1.26
LTI November 2017	1,607,340	10/11/2017	30/06/2020	30/06/2020	-	$1.28
EIP December 2017	446,331	31/12/2017	14/05/2020	14/05/2020	-	$1.93
EIP June 2018	285,089	29/06/2018	30/06/2020	30/06/2020	-	$2.08
Total	9,044,547

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 19: SHARE BASED PAYMENTS (continued)

Movement in Performance Rights held during the year:

2018
Number
Balance at the beginning of the year	6,886,177
- Number issued during the financial year	4,096,006
- Number vested during the financial year	(797,431)
- Number lapsed during the financial year	(818,244)
- Number cancelled and forfeited during the financial year	(342,774)
Balance at the end of the year	9,023,734
Exercisable at 30 June 2018	-

There were no other transactions affecting Performance Rights held during the current or prior financial year.

Fair value of LTI Performance Rights

The fair value of LTI Performance Rights is measured at grant date and is recognised as an employee expense (with a corresponding increase in equity) over three years irrespective of whether the LTI Performance Rights vest to the holder. A reversal of the expense is only recognised in the event the instruments lapse due to cessation of employment within the three year period.

The fair value of the LTI Performance Rights is determined by an external valuer and takes into account the terms and conditions upon which they were granted. The valuation was conducted using a Monte Carlo simulation for the TSR performance hurdle and a Binomial tree valuation model for the EPS performance hurdle.

The assumptions underlying the valuation of the LTI Performance Rights are:

Inputs into the 2018 performance right pricing model
Grant date	19 October 2017	10 November 2017	31 December 2017	29 June 2018
Grant date share price	$1.93	$1.95	$2.10	$2.21
Exercise price	$0.00	$0.00	$0.00	$0.00
Estimated Volatility	30%	30%	Not applicable	Not applicable
Expected life	2.7 years	2.6 years	2.4 years	2.0 years
Risk free interest rate	2.04%	1.88%	2.05%	1.99%
Dividend yield	3.5%	3.5%	3.5%	3.1%

The weighted average fair value of the LTI Performance Rights granted during the financial year is $1.42.

2018
$'m
Expenses arising from share-based payment transactions
LTI Performance Rights - Current period expense	4.1
LTI Performance Rights - Prior period expense writeback	(4.0)
STI Performance Rights	1.9
Total	2.0

All the share based payments were vested on 11 June 2019 following the delisting of the Group from Australia Securities Exchange on 11 June 2019.

Key accounting policies

The rights to share granted to employees under the terms of the plans are measured at fair value. The fair value is recognised as an employee expense over the period that employees become unconditionally entitled to the rights. There is a corresponding increase in equity, which is reflected in the share based payments reserve.

The amount recognised as an expense is adjusted to reflect the actual number of rights taken up, once related service and other non-market conditions are met.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 20: DISCONTINUED OPERATIONS

Discontinued operations for the year ended 30 June 2018

As Healthscope were in the process of disposing the Asian Pathology operations as at 30 June 2018, the assets and liabilities of the business have been classified as 'held for sale’ whilst the financial results of the business have been presented as a ‘discontinued operation’ as set out below.

On 30 July 2018, Healthscope entered into an agreement to sell its Asian Pathology operations for $279.0 million.

The sale was completed on 17 August 2018. As part of the completion of sale, a working capital adjustment of $4.7 million and a net gain of $166.9 million was recorded on completion date.

Analysis of results for the year from discontinued operations

2018
$'m
Revenue	80.2
Expenses	(63.0)
Impairment of Medical Centres business	-
Profit / (Loss) before finance costs and income tax	17.2
Net finance costs	(0.2)
Profit / (Loss) before income tax	17.0
Income tax expense	(3.4)
Net profit / (loss) for the year from discontinued operations	13.6

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 21: KEY MANAGEMENT PERSONNEL COMPENSATION AND RELATED PARTIES

The compensation made to key management personnel of the Group is set out below:

2018
$'m
Short term employment benefits	4.5
Long term employment benefits - Current period expense	2.4
Long term employment benefits - Prior period expense write back	(1.1)
Post-employment benefits	0.2
6.0

Loans to key management personnel and their related parties

In the year ended 30 June 2018, there were no loans to key management personnel and their related parties.

Transactions with related parties

Details of all entities within the consolidated group are disclosed in Note 23. There were no transactions between the related parties that require disclosure.

NOTE 22: EVENTS SUBSEQUENT TO REPORTING DATE

Implementation Deed with Brookfield Business Partners

On 1 February 2019, Healthscope Pty Ltd entered into an Implementation Deed with ANZ Hospitals Pty Ltd (a wholly owned subsidiary of Brookfield) to acquire 100% equity stake in Healthscope Pty Ltd by way of a scheme of arrangement, with the transaction being completed on 6 June 2019 for a total value of $4,310 million representing $2.50 per shares inclusive of an interim dividend of 3.5 cents per share. The transaction was funded with a mix of senior secured debt, a property loan and equity contributions. Upon acquisition by Brookfield, the syndicated debt facility and US Private placement was fully repaid by ANZ Hospitals Pty Ltd (the new parent of the Company) on behalf of Healthscope Finance Pty Ltd (a subsidiary of the Company) including termination of financial instruments derivatives and a loan to ANZ Hospitals Pty Ltd was recognised. In addition, the securitisation program was renegotiated and renewed in 2019 with maturity date of 28 July 2022 and has a maximum cash advance available of $165.0 million The Group was subsequently delisted from Australia Securities Exchange on 11 June 2019 and share based payments were vested.

Sale and lease back arrangement

Prior to the acquisition of Healthscope, as part of Brookfield's binding acquisition proposal, the Group entered into a sale and leaseback arrangement for 11 hospital properties with MPT Australian Services Pty Ltd (MPT) and 11 hospital properties with NorthWest Healthcare Australia RE Limited (NWH) for a consideration of $2,467.0 million (the “Property Transaction”). The Property Transaction settled on 7 June 2019 and the Group continues to operate each property.

Change of name and financial year

The Group was formerly known as Healthscope Limited. On 23 August 2019 the Company converted to a proprietary company and the name changed to Healthscope Pty Ltd. The Company has changed its financial year end from 30 June to 31 December to align with the Brookfield Group.

Change of directors

Following the Brookfield acquisition, the following directors changes occurred:

•	Paula Dwyer (resigned 6 June 2019)
•	Rupert Myer (resigned 6 June 2019)
•	Zygmunt Switkowski (resigned 6 June 2019)
•	Paul O'Sullivan (resigned 6 June 2019)
•	Gordon Ballantyne (resigned 6 June 2019)
•	Jane McAloon (resigned 6 June 2019)
•	Antoni Cipa (resigned 6 June 2019)
•	Michael Stanford (resigned 6 June 2019)
•	Gregory Horan (appointed 6 June 2019, resigned 18 October 2019)
•	Leonard Chersky (appointed 6 June 2019, resigned 18 October 2019)
•	Sophia Rihani (appointed 6 June 2019, resigned 18 October 2019)
•	Steven Rubic (appointed 18 October 2019)

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

•	Eleni Lambridis (appointed 18 October 2019)
•	David Allison (appointed 18 October 2019)

Following the Brookfield acquisition, the following company secretary changes occurred:

•	Ingrid Player (resigned 6 June 2019)
•	David Allison (appointed 6 June 2019, resigned 25 October 2019)
•	Richard Holbeach (appointed 25 October 2019)

Sale of Asian Pathology operations

On 30 July 2018, Healthscope entered into an agreement to sell its Asian Pathology operations in Singapore, Malaysia and Vietnam for $279 million (on a cash-free and debt-free basis, subject to customary completion adjustments). On 17 August 2018, Healthscope announced that it had completed the sale of its Asian Pathology operations in Singapore, Malaysia and Vietnam to entities controlled by funds which are managed by TPG Capital Asia. The consideration of $279.0 million was received in cash. As the sale proceeds (including costs to sell) were higher than the fair value of the related assets and liabilities, a net gain of $166.9 million was recorded. A net profit after tax of $2.8 million is attributable to the Asian Pathology operations which reflects its trading result in the period from 1 July 2018 to 17 August 2018, being the date the sale was completed.

Sale of Como and Cotham Private Hospital

Healthscope has commenced a sale process for land and buildings relating to two of its hospitals, Como Private Hospital (“Como”) and Cotham Private Hospital (“Cotham”). As a result, the freehold property held by Como and Cotham has been classified as ‘held for sale’. The sale of Cotham was completed on 7 December 2018 and Como was completed on 11 February 2020.

Sale of New Zealand pathology business

On the 4 August 2020, Healthscope has entered into a binding agreement to sell its New Zealand pathology business, Asia Pacific Healthcare Group (APHG), to the NZ Super Fund and Ontario Teachers’ Pension Plan Board (Ontario Teachers’) who will each take a 50 percent stake. The sale price was NZD$575 million and was approved by the New Zealand’s Overseas Investment Office on 18 November 2020, the completion and settlement of this transaction happened on 30 November 2020. Foreign currency swaps were entered into on August 2020 for a face value of approximately AUD$522 million to hedge the currency risk of the New Zealand denominated settlement.

Commissioning of Northern Beaches Hospital

In October 2018, the Northern Beaches Hospital was successfully commissioned and the project finance debt has been repaid via the receipt of the NSW Government Receivable and the drawdown of an established corporate debt facility.

COVID-19

The COVID-19 pandemic and the subsequent quarantine measures imposed by the Australian and other governments as well as the travel and trade restrictions imposed by Australia and other countries in early 2020 have caused disruption to businesses and economic activity. This has had an impact on the Healthscope Australian operations.

A first wave of COVID-19 infections emerged in Australia early 2020. Healthscope had to stop its non-urgent elective surgery procedures in Australia from 1 April 2020 due to mandatory government restrictions to make all private hospital capacity available for responding to the COVID-19 pandemic. As a result, Healthscope entered into agreements with the State Governments in April 2020 for Private Hospital Funding to facilitate a successful and coordinated response by the public and private hospital sectors to the COVID-19 pandemic. Under these agreements, Healthscope is entitled government funding to cover certain costs in return for compliance with certain conditions relating to its operating activities. From 28 April 2020, the State Governments allowed a gradual ease on restrictions on elective surgery, allowing the Group to restart scheduling elective surgery procedures.

A second wave of COVID-19 infections emerged in the State of Victoria during June 2020. Elective surgery restrictions were re-imposed in early July 2020 in Victoria in response to the outbreak which has affected the volume and type of elective surgery procedures undertaken at Victoria hospitals. As case numbers of COVID-19 reduced in September, the Victoria Premier outlined a progressive roadmap to ‘COVID-19 Normal” out of restrictions. Non-urgent elective surgeries ramped up across Victoria’s regional public and private hospitals from 17 September 2020 and in metropolitan Melbourne from late September 2020, back to normal levels late November 2020.

Healthscope Pty Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

NOTE 23: ENTITIES WITHIN THE CONSOLIDATED GROUP

The parent entity of the Group is Healthscope Pty Ltd1

As at the end of the year, the following wholly owned subsidiaries of the Group were incorporated in Australia:

Advanced Medical Technology Pty. Ltd.[2,4]	Allamanda Private Hospital Pty. Ltd.[2,4]	APHG No. 2 Holdings 3 Pty. Ltd.[2,4]	APHG No. 2 Pty. Ltd. [2,4]	Asia Pacific Healthcare Group Pty. Ltd.[2,4]
Australian Hospital Care (Como) Pty. Ltd.[2,4,5]	Australian Hospital Care (Dorset) Pty. Ltd.[2,4]	Australian Hospital Care (Knox) Pty. Ltd.[2,4]	Australian Hospital Care (Lady Davidson) Pty. Ltd.[2,4]	Australian Hospital Care (Ringwood) Pty. Ltd.[2,4]
Brisbane Private Hospital Pty. Ltd.[2,4]	Darwin Private Hospital Pty. Ltd.[2,4]	E-Clinic Pty. Ltd[2,4]	FHIC Pty. Ltd.	FPH Operations Pty. Ltd.[2,4]
GCPH HoldCo Pty. Ltd.[2,4]	Healthscope (Tasmania Finance) Pty. Ltd.[2,4]	Healthscope (Tasmania) Pty. Ltd.[2,4]	Healthscope Diagnostic Imaging Pty. Ltd.[2,4]	Healthscope Finance Pty. Ltd.[2,4]
Healthscope Hospitals Holdings No. 2 Pty. Ltd.[2,4]	Gold Coast Private Hospital Pty. Ltd.[2,4]	Healthscope Hospitals International Pty. Ltd.[2,4]	Healthscope Operations Pty. Ltd.[2,4]	Healthscope Pathology Holdings No. 2 Pty. Ltd.[2,4]
Healthscope Pathology Holdings Pty. Ltd.[2,4]	Healthscope South Australia Pty. Ltd.[2,4]	Holmesglen Private Hospital Pty. Ltd.[2,4]	La Trobe Private Hospital Pty. Ltd.[2,4]	Maybury Craft Pty. Ltd.[2,4]
Mazlin Investments Pty. Ltd.[2,4]	Melbourne Hospital Pty. Ltd.[2,4]	NBH Borrower Pty. Ltd.	NBH Car Park Operator Pty Ltd	NBH HoldCo 1 Pty Ltd
NBH HoldCo 2 Pty. Ltd.	NBH Operator B Pty. Ltd.	NBH Operator Co Pty. Ltd.	Newcastle Private Hospital Pty. Ltd.[2,4]	P.O.W Hospital Pty. Ltd.[2,4]
Pacific Private Hospital Pty. Ltd.[2,4]	QPH Wickham Pty. Ltd.[2,4]	The Gribbles Group Pty. Ltd.[2,4]	The Hunter Valley Private Hospital Pty. Ltd.[2,4]	The Victorian Rehabilitation Centre Pty. Ltd.[2,4]
Tweed Surgicentre Pty. Ltd. [2,4]

As at the end of the year, the following wholly owned subsidiaries of the Group were incorporated overseas:

Name of entity	Country of incorporation	Name of entity	Country of incorporation
Canterbury SCL Limited[3,6]	New Zealand	Gribbles Veterinary Pathology Limited[3,6]	New Zealand
Labtests Limited[3,6]	New Zealand	Labtests Auckland Ltd[3,6]	New Zealand
New Zealand Diagnostic Group Limited[3,6]	New Zealand	Medlab South Limited[3,6]	New Zealand
SCL Hawkes Bay Limited[3,6]	New Zealand	Northland Pathology Laboratory Limited[3,6]	New Zealand
SCL Otago Southland Limited[3,6]	New Zealand	SCL Otago Southland Code Services Limited[3,6]	New Zealand
Southern Community Laboratories Limited[3,6]	New Zealand	SCL Otago Southland Services Limited[3,6]	New Zealand
APHG NZ Investments Limited[3,6]	New Zealand	Wellington SCL Limited[3,6]	New Zealand
Gribbles Cytology Services SDN. BHD. [5]	Malaysia	Gribbles Pathology (Malaysia) SDN. BHD. [5]	Malaysia
Quest Laboratories Pte Ltd. [5]	Singapore	Quest Laboratories Vietnam Co. Ltd. [5]	Vietnam

1 Formerly known as Healthscope Limited. Name changed on 23 August 2019 to Healthscope Pty Ltd. From 6 June 2019, the parent Australian entity of the Group is ANZ Hospitals Pty Ltd (formerly VIG Bidco Pty Ltd) and the ultimate parent of the Group is Brookfield Asset Management Inc. (“Brookfield), a Canadian corporation.

2 Included in the Australian tax-consolidated group of which the head entity is Healthscope Limited. From 6 June, included in the Australian tax-consolidated group of which the head entity is ANZ Hospitals TopCo Pty Ltd.

3 Included in the New Zealand tax-consolidated group, of which the head entity is APHG NZ Investments Limited.

4 Included in the Guarantor Group to a Syndicated Facility Agreement, of which the Borrower is ANZ Hospitals Pty Ltd since 6 June 2019.

5 Asian Pathology entities disposed on 17 August 2018 and Como Private Hospital disposed on 11 February 2020

6 Healthscope entered into an agreement on 4 August 2020 to sell its New Zealand Pathology entities for $522.2 million.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of Healthscope Pty Ltd (formerly Healthscope Limited).

We have audited the accompanying consolidated financial statements of Healthscope Pty Ltd (the "Company") and its subsidiaries (the “Group”), which comprises the consolidated statement of financial position as of June 30, 2018 and the related consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

The accompanying consolidated financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, as they do not include comparative financial statements and the related notes to such statements, which constitute a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board.

Qualified Opinion

In our opinion, except for the effect of not presenting comparative financial statements and the related notes to such statements as described in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthscope Pty Ltd and its subsidiaries as of June 30, 2018 and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu

Melbourne, Australia

11 December 2020